MANAGEMENT DISCUSSION & ANALYSIS

The date of this Management Discussion and Analysis (“MD&A”) is June 26, 2007, for the quarter ended April 30, 2007 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the same period. Please also refer to the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2006.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, investments, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business

Trans-Orient Petroleum Ltd. is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is focused on its direct international oil and gas exploration operations through the exploration of PEP 38348 and PEP 38349 that consist of 2,163,902 net acres of land located in New Zealand’s East Coast Basin. The Company will also consider further investment into existing exploration companies if opportunities become available that meet the Company’s specific investment criteria.

Results of Operations

The Company has incurred losses to date of $11,189,453 which includes a net loss for the third quarter of the 2007 fiscal year of $870,844 and a net loss of $917,593 for the nine month period ended April 30, 2007 compared to a net loss of $39,419 and net income of $553,235 respectively for the same periods last year.

The Company’s net loss of $870,844 for the quarter essentially consisted of a write-down in the Company’s investment in Austral Pacific Energy Ltd. (“Austral”) of $859,024 and general and administrative (“G&A”) expenses of $106,472 that were largely offset by the Company’s interest income of $106,319.

For the three and nine month periods ended April 30, 2007, the G&A expenses totalled $106,472 and $327,381, respectively which is higher than the same period last year when G&A costs totalled $89,150 and $240,465 respectively. The reason for the increase in G&A relates specifically to the Company’s efforts to re-establish its direct operations into international oil and gas exploration. A comparative summary of G&A costs for the period ending April 30, 2007 and the comparitive period last year can be found in the consolidated interim schedules of general and administrative expenses in the accompanying unaudited interim consolidated financial statements.

Summary of Quarterly Results

	Three Month Period Ended April 30, 2007 $	Three Month Period Ended Jan. 31, 2007 $	Three Month Period Ended Oct. 31, 2006 $	Three Month Period Ended July 31, 2006 $	Three Month Period Ended April 30, 2006 $	Three Month Period Ended Jan. 31, 2006 $	Three Month Period Ended Oct. 31, 2005 $	Three Month Period Ended July 31, 2005 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	(870,844)	(70,784)	24,035	(171,629)	(39,419)	176,031	416,623	25,932
Basic income (loss) per share	(0.03)	(0.00)	0.00	(0.00)	(0.01)	0.01	0.03	0.00
Diluted income (loss) per share	(0.03)	(0.00)	0.00	(0.00)	(0.01)	0.01	0.03	0.00

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive.

Capital Expenditures

The Company had no material commitments for capital expenditure at April 30, 2007. During the nine months ended April 30, 2007, the Company was awarded two new exploration permits (PEP 38348 and PEP 38349) in New Zealand as described in Note 3 of the accompanying consolidated interim financial statements. As part of the permit conditions the Company committed to carry-out the first year’s work program consisting of geological and geophysical studies at a cost of approximately $275,000.

Liquidity and Capital Resources

The Company ended the third quarter of the 2007 fiscal year with $8,680,590 (July 31, 2006: $451,969) in cash and $8,711,617 (July 31, 2006: $472,343) in working capital.

The Company started the year with 17,618,083 shares outstanding and on August 30, 2006 the Company completed a private placement financing of 12,972,142 at a price of $0.35 per unit, for proceeds of $4,540,250. Each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.70 for two years from the closing date. At the Company’ s option the warrants expiry date can be accelerated to 30 days after the Company gives notice to warrant holders that the Company’s shares have traded at or higher than $1.25 for ten consecutive trading days.

On January 17, 2007, the Company completed another private placement financing of 5,905,000 units at a price of $1.00 per unit, for proceeds of $5,905,000. Each unit consists of one common share and a half share purchase warrant, with each full warrant entitling the holder to purchase an additional common share of the Company at a price of $1.35 for a period of eighteen months. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Company’s shares trade at or higher than $1.75 for ten consecutive trading days.

During the nine months ended April 30, 2007, the Company participated in a private placement financing to acquire 1,395,000 shares of Austral Pacific at a price of $1.30 per share. The Company also acquired an additional 180,300 shares of Austral Pacific at market prices averaging $1.42. As a result of these investments, the Company owns 3,110,240 shares (11.12%) of Austral Pacific.

For further information on the Company’s investments please refer to Note 4 of the accompanying unaudited consolidated interim financial statements.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties

Please refer to Note 5 and Note 9 of the accompanying unaudited consolidated interim financial statements for details of related party transactions during the period ended April 30, 2007.

Director Movements

On October 6, 2006, Mr. Douglas Lynes resigned as a Director of the Company. Dr. David Bennett was appointed as a Director on August 23, 2006. Dr. Bennett was subsequently appointed to the position of Executive Chairman of the Company on June 7, 2007.

Disclosure controls and procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurate and complete disclosure.

Business Risks and Uncertainties

The Company is directly and indirectly exposed through its directly held exploration acreage and its shareholdings of operating oil and gas companies to a variety of risks which include the risks of exploration and production operations, dry holes, decline in value of investments, regulatory matters, industry competition and uncertainty as to the availability and cost of financing and potential delays or changes with respect to capital expenditures. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The Company works to mitigate these risks and uncertainties by evaluating opportunities for acceptable acquisition and funding by performing ongoing due diligence and monitoring of its properties and investments.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil
Secretary, CFO, Director	DeVisser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT

David Bennett, Ph.D.	Computershare Investor Services Inc.
Wellington, New Zealand (1)	9th Floor, University Avenue
Toronto, Ontario
(1) Member of audit committee	Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimile: 1-866-249-7775
Email: service@computershare.com
999 Canada Place
World Trade Center Suite 404
Vancouver, BC, Canada V6C 3E2	SHARE LISTING
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174	OTCBB: TOPLF

SHAREHOLDER RELATIONS	ANNUAL GENERAL MEETING

Telephone: 604-682-6496	The annual general meeting was held
Facsimile: 604-682-1174	on January 12, 2007 at the offices
of Lang Michener, Barristers & Solicitors,
BANKERS	Suite 1500, 1055 West Georgia St.
Vancouver, B.C. at 10:00am.
Bank of Montreal
Vancouver, British Columbia	SHARE CAPITAL

SUBSIDIARY	At June 26, 2007 there are 36,495,225
DLJ Management Corp.	shares issued and outstanding. (Fully
diluted: 52,819,867)